

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

T. Riggs Eckelberry
Chief Executive Officer
OriginClear, Inc.
13575 58th Street North, Suite 200
Clearwater, FL 33760

> **Re: OriginClear, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed on June 13, 2024**
> **File No. 024-12439**

Dear T. Riggs Eckelberry:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Selling Shareholders, page 59

1.   We note your response to prior comment 1. However, we note your disclosure here appears to state that the Resale Shares will be part of the Primary Units, and that one Resale Share will be sold for every 36 Primary Units sold. Please revise to ensure the disclosure is consistent with disclosure elsewhere in the prospectus.

Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. Martin Tate